BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 ● Hemet, CA 92544
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

February 24, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Alexandra Barone, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Melissa Walsh, Staff Accountant

Re:	3D Pioneer Systems, Inc. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form 10
Filed on January 21, 2021
File No. 000-56089

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form 10 (“Amendment No.2”). The Amendment No. 2 has been revised in accordance with the Commission’s comment letter dated February 22, 2021 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to comment numbers in the Comment Letter.

Form 10-12G filed February 11, 2021

General

1.	In accordance with your comment, we have added a risk factor relating to the Company’s status as a EGCs and its election to avail itself of extended transition period to comply with revised accounting standards.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn
William B. Barnett
WBB: lg
cc/ Mr. S. Shaffier, CEO